

Jess Zakira Wise · 3rd

 **Mesh Communities, Inc.**

Co-Founder & CEO at Mesh Communities, Inc

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

Experience



Co-Founder & CEO
Mesh Communities, Inc.
Mar 2019 – Present · 2 yrs
Greater Los Angeles Area

Mesh is a new social platform that reimagines advertising and personal connections through social media to build sustainable communities and promote economic equality.

Consultant
JZW Consulting · Self-employed
Jan 2014 – Jan 2020 · 6 yrs 1 mo
Greater Los Angeles Area

Owner/Producer
Spinning Owls Productions
Mar 2011 – 2018 · 7 yrs
Hollywood

Producer, Director
Producing and financing feature films and web content.

Freelance Filmmaker

Film Industry

Aug 2009 – Aug 2015 · 6 yrs 1 mo

Camera Assistant, Art Department, Assistant Director, Grip and Electric, Production Assistant, Office PA, Production Coordinator

Education



USC

No Degree, Political Science and Business

2010 – 2010

The Los Angeles Film School

Associate's degree, Film Production

2008 – 2009

At the Los Angeles Film School, I focused my studies on producing and directing. I gained experience in production, cinematography, production design, art department, assistant directing, casting, and editing.



Emerson College

No Degree, Film Production

2007 – 2008



